ADAPTIVE MEDIAS, INC.

23 Mauchly, Suite 106

Irvine, CA 92618

May 12, 2014

VIA EDGAR

Larry Spirgel

Assistant Director

C/o Celeste M. Murphy

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adaptive Medias, Inc.

Preliminary Information Statement on Schedule 14C

Filed April 18, 2014

File No. 000-54074

Dear Mr. Spirgel:

This letter is in response to your letter to Adaptive Medias, Inc., a Nevada corporation (the “Company”), dated May 6, 2014 (the “Letter”). For your ease of reference, I have repeated your comments from the Letter in this response.

1.	Please revise your information statement to describe the material terms of your amendment to your 2010 Stock Incentive Plan.

Response: We have revised the information statement to describe the material terms of the amendment to our 2010 Stock Incentive Plan.

2.	We note your disclosure regarding your Agreement and Plan of Merger with OneScreen, Inc. Please revise your information statement to provide all of the information required by Schedule 14A including, if applicable, Items 13 and 14. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

Response: We have either revised the information statement to provide the information requested under certain sections of Schedule 14A or provided a response as to why we believe such information is not required, as applicable.

Items 1-6: Not applicable, as written consent of a majority of the stockholders has been obtained.

Item 7-9: Not applicable, as the shareholder consent does not pertain to the election of directors, officers or an accountant.

Item 10: We have revised the information statement to describe the securities authorized for issuance under the Amended and Restated 2010 Stock Incentive Plan [pursuant to Item 201(d) of Regulation S-K].

Item 11: The information required under subsections (a), (c) and (d) is provided in the information statement. Subsection (b) does not apply, as no securities are to be registered pursuant to the information statement. With regard to subsection (e), please see response to Item 13 below.

Item 12: Not applicable, as securities are not being modified or exchanged.

Item 13: Pursuant to instruction number one to this Item, the material required under subsection (a) is not material to the exercise of prudent judgment in regard to the matter to be acted upon and may therefore be omitted, as a majority of the stockholders have provided written consent to the actions described in the information statement. Accordingly, subsections (b) and (c) are also inapplicable.

Item 14: Pursuant to subsection (a), this item is not applicable, as the transaction described in the information statement contemplates the Company’s purchase of certain assets solely for the purpose of enhancing the Company’s own business. Furthermore, such assets are being purchased from a shell company which does not constitute a going business.

Item 15: The information required under subsections (a), (c) and (d) is provided in the information statement.

Item 16: Not applicable, as no restatement of accounts has or will occur.

Item 17: The information required under this Item is described in the information statement.

Item 18: Not applicable, as stockholder consent to the items described in the information statement was required and has been obtained.

Item 19: The information required under this Item is described in the information statement.

Item 20: Not applicable, as all actions to be taken in connection with the transaction are described in the information statement.

Item 21: Not applicable, as written consent of a majority of the stockholders has been obtained.

Item 22: Not applicable, as this Item applies only to Investment Company Proxy Statements.

Item 23: This item describes the procedure for delivery of documents to stockholders. No information is required under this Item.

3.	Please revise your disclosure to describe the material terms of your reverse stock split, including the treatment of fractional shares and potential going-private effects.

Response: We have revised the information statement to describe the material terms of our reverse stock split, including treatment of fractional shares and potential going-private effects.

Larry Spirgel

Assistant Director

c/o Celeste M. Murphy

Division of Corporation Finance

United States Securities and Exchange Commission

May 12, 2014

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in this letter and the filings referenced herein; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to Alan A. Lanis, Jr., Esq. of Richardson & Patel LLP at (310) 208-1154. Mr. Lanis’s telephone number is (310) 208-1182.

Very truly yours,

ADAPTIVE MEDIAS, INC.

/s/ Qayed Shareef
Chief Executive Officer